Mail Stop 4561

February 22, 2007

Jon D. Kline
903 Calle Amanecer, Suite 100
San Clemente, CA 92673

> **Re:** **Sunstone Hotel Investors, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,**
> **and September 30, 2006**
> **File No. 001-32319**

Dear Mr. Kline:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant